Exhibit 99.1

Almonty Industries Joins Large-Cap Russell 1000® Index and Broad-Market Russell 3000® Index

Dillon, MT – June 29, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced that it has joined the large-cap Russell 1000® Index and the broad-market Russell 3000® Index, effective with the opening of United States equity markets today, Monday, June 29, 2026, upon the conclusion of the 2026 Russell indexes reconstitution.

The June 2026 reconstitution of the Russell U.S. Indexes captures the 3,000 largest U.S. stocks, ranking them by total market capitalization. The Russell 1000® Index, which is a subset of the Russell 3000® Index, is a U.S. stock market index that tracks the 1,000 largest publicly traded companies in the U.S. FTSE Russell determines membership for its Russell indexes primarily by objective, market-capitalization rankings and style attributes.

Lewis Black, Chairman, President and Chief Executive Officer of Almonty Industries, commented: “Given the FTSE Russell builds these indexes on objective, market-capitalization criteria, qualifying for the Russell 1000® and Russell 3000® is a milestone Almonty earned on the numbers, not by invitation. To us, it signals that the market now recognizes the scale we have reached as a Western-aligned producer of a metal that the defense and advanced-technology sectors cannot do without. Just as important, index membership connects Almonty with the large universe of index-tracking funds and benchmark-driven institutions that allocate to Russell constituents, many of which were unable to hold our shares before today. We view that as the basis for steadier trading liquidity and a more durable base of long-term shareholders.”

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. According to data as of the end of June 2025, approximately $12.2 trillion in assets are benchmarked against the Russell U.S. indexes, which belong to FTSE Russell, the global index provider. For more information on the Russell 1000® and the Russell 3000® Indexes and the Russell indexes reconstitution, please visit the “Russell Reconstitution” section on the FTSE Russell website.

About FTSE Russell, an LSEG Business

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 70 countries, covering 98% of the investable market globally. FTSE Russell index expertise and products are used extensively by institutional and retail investors globally. Approximately $21.20 trillion is benchmarked to FTSE Russell indexes. Leading asset owners, asset managers, ETF providers and investment banks choose FTSE Russell indexes to benchmark their investment performance and create ETFs, structured products and index-based derivatives. A core set of universal principles guides FTSE Russell index design and management: a transparent rules-based methodology is informed by independent committees of leading market participants. FTSE Russell is focused on applying the highest industry standards in index design and governance and embraces the IOSCO Principles. FTSE Russell is also focused on index innovation and customer partnerships as it seeks to enhance the breadth, depth and reach of its offering. FTSE Russell is wholly owned by LSEG. For more information, visit FTSE Russell.

About Almonty Industries Inc.

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply a significant portion of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in Spain and the United States, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “strategy”, “opportunities”, “anticipated”, “potential”, “outlook”, “target”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the anticipated benefits of Almonty’s inclusion in the Russell 1000® Index and Russell 3000® Index, including expectations regarding increased visibility within the institutional investment community, a broadened shareholder base and enhanced trading liquidity, as well as the Company’s growth strategy including the continued ramp-up of its Sangdong Mine. Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026. Although Almonty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us